Exhibit 12(e)

Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)
						March 31,
	2001	2002	2003	2004	2005	2006

Earnings, as defined:
Income from continuing operations
before income taxes	$48,250	$86,326	$80,319	$76,936	$115,764	$123,337
Adjust for distributed income of equity
investees	(1,620)	(2,544)	(20,536)	26,616	4,069	(5,220)
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Supplemental fixed charges, as below	66,748	63,002	61,849	57,047	59,351	59,815
Total earnings, as defined	$113,378	$146,784	$121,632	$160,599	$179,184	$177,932

Fixed charges, as defined:
Interest charges	$64,002	$60,317	$59,363	$54,297	$56,866	$57,335
Rental interest factor	962	1,086	941	1,233	873	806
Total fixed charges	$64,964	$61,403	$60,304	$55,530	$57,739	$58,141

Supplemental increment to fixed charges*	1,784	1,599	1,545	1,517	1,612	1,674

Total supplemental fixed charges	$66,748	$63,002	$61,849	$57,047	$59,351	$59,815

Supplemental ratio of earnings to fixed
charges	1.70x	2.33x	1.97x	2.82x	3.02x	2.97x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.